

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 9, 2010

Mr. Hongwei Qu
President and Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

  Re: Bohai Pharmaceuticals Group, Inc.
    Amendment No. 2 to
    Registration Statement on Form S-1
    Filed June 1, 2010
    File No. 333-165149

Dear Mr. Qu:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating Results
Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009, page 34

1. Please revise the heading to the financial statement information to be for the Three Months Ended March 31, 2010 and 2009 and not December 31, 2010 and 2009.

Cost of Sales, page 35

2. It appears that your cost of sales increased by $589,287 (29.19%) and not decreased. Please correct your disclosure accordingly.

Selling, General and Administrative Expenses, page 35

3. You disclose that the increase in Selling, General and Administrative expenses was due to "increase of advertising expense which was reduced in amounting to $669,802." Please revise your disclosure to clarify what caused the increase.

Income Tax, page 35

4. It appears that your provision for income taxes increased for the three months ended March 31, 2010 from March 31, 2009 and not decreased. Please revise your disclosure and explain what caused the increase in tax provision as a percentage of income before income taxes from 16.8% for the three months ended March 31, 2009 to 39.8% for the three months ended March 31, 2010 and 16.5% for the nine months ended March 31, 2009 to 28.5% for the nine months ended March 31, 2010.

Sales, page 36

5. You state that the marketing strategy was implemented in the calendar year ended March 31, 2010 yet the calendar year ends December 31. Please revise your disclosure accordingly.

Investing Activities, page 38

6. It appears that the cash flows for investing activities decreased and not increased for the three months ended March 31, 2010. Please revise accordingly.

Summary of Significant Accounting policies, page F-6

7. We note your response to prior comment 10. Please tell us your consideration of FAS ASC 805-40-25-1.   Given that Link Resources Inc. was a public shell company, it appears that the Share Exchange Agreement should be accounted for as a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting would be similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. In addition, it would appear that Chance High would be the accounting acquirer and Link Resources would be the accounting acquiree. The historical financial statements would reflect those of Chance High Limited and its subsidiaries prior to the Share Exchange Agreement and those of Link Resources and Chance High Limited after the Share Exchange Agreement.

Convertible Promissory Notes and Warrants, page F-18

8. We note your response to prior comment 13. ASC 815-40-15-5 (paragraph 8 of EITF 07-5) states: "This Issue also applies to any freestanding financial instrument that is potentially settled in an entity's own stock, regardless of whether the instrument has all the characteristics of a derivative in this subtopic." Accordingly, we reissue prior comment 13 with regard to the warrants. Please tell us why the warrants are not required to be classified as liabilities.

Note 7. Intangible Assets, page F-39

9. We note your response to prior comment 14. Please tell us the terms of the production rights for the individual pharmaceutical formulas granted by the Chinese government. Please address if they expire after a certain period of time and any related renewal process if applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
     Ellenoff Grossman & Schole LLP
     150 East 42nd Street, 11th Floor
     New York, NY 1001